July 18, 2012	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER ANNOUNCES MANAGEMENT CHANGES

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the “Company” or “Great Panther”) today announced a number of changes to its senior management structure. All appointments are effective immediately.

Commenting on the changes, Mr. Robert Archer, CEO stated, “with the growth in size and complexity of our business over the past several years, we recognized the need and the advantages that would come from building a more diverse team to allow us to effectively execute on the Company’s strategy of advancing the operations and to take advantage of strategic opportunities. I believe that this management restructuring will enable us to move more quickly towards our goal of becoming a mid-tier primary silver producer.”

Mr. Martin Carsky has been appointed President of the Company, while Mr. Archer will retain the role of CEO. The splitting of the President and CEO role will allow Mr. Archer to focus on corporate strategy, business development opportunities and marketing, while Mr. Carsky focuses on day to day operations and financial oversight.

Mr. Carsky had been Great Panther’s Executive Vice President and Chief Financial Officer since June 2011 and also served for two years as a Board member and was the Chairman of the Audit Committee of Great Panther. Prior to that Mr. Carsky was the CEO and a Director of Con-Space Communications Ltd.

Mr. Jim Zadra has been appointed Chief Financial Officer of Great Panther. Mr. Zadra had been the Company’s Vice President, Finance since September 2011. Prior to that he was the Chief Financial Officer and Corporate Secretary of DDS Wireless International Inc.

Mr. Graham Parsons has been promoted to the newly created role of Vice President, Operations based in Guanajuato, Mexico. Previously, Mr. Parsons had been the Company’s General Manager, Guanajuato Mine Complex. Prior to joining Great Panther, Mr. Parsons was the COO of Empire Mining Corporation in Albania. Mr. Parsons will continue to oversee the Guanajuato Mine operations until a replacement can be found.

Mr. Charles Brown has also been appointed to a newly created role as Senior Vice President, Corporate Development and his former position of Chief Operating Officer has been eliminated. In this new position, Mr. Brown will work closely with Mr. Archer on new business opportunities as the Company seeks to expand throughout Latin America.

“As Mr. Archer suggests, we believe that this management reorganization will enable us to accelerate our business development opportunities while maintaining a focus on our existing operations,” added Great Panther’s President, Mr. Carsky.

About Great Panther

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from two wholly-owned operating mines in Mexico. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer	Rhonda Bennetto
CEO	Vice President Corporate Communications
1-888-355-1766	1-888-355-1766